1

TRANSGLOBE ENERGY CORPORATION
BUSINESS ACQUISITION REPORT

DECEMBER 21, 2016

TransGlobe Energy Corporation
Form 51-102F4
Business Acquisition Report

Item 1	Identity of Company
1.1    Name and Address of Company
TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2300, 250 – 5th Street S.W.
Calgary, Alberta T2P 0R4
1.2    Executive Officer
The name and business telephone number of an executive officer of TransGlobe who is knowledgeable about the Acquisition (as defined below) and this business acquisition report ("Report") is as follows:
Randy Neely
Vice President, Finance and Chief Financial Officer
(403) 264-9888

Item 2	Details of Acquisition
2.1    Nature of Business Acquired
On December 2, 2016, the Company entered into a purchase and sale agreement (the "Acquisition Agreement") with a third party vendor (the "Vendor") pursuant to which it agreed to acquire the petroleum and natural gas rights, facilities and other tangibles and miscellaneous interests relating to certain oil and gas properties located in the Harmattan area of west central Alberta (the "Assets") for total consideration of $80 million comprised of cash and a 10%, 24-month vendor take back loan of $15 million (the "Acquisition").
The Acquisition closed on December 20, 2016 and had an effective date of December 1, 2016.
Petroleum and Natural Gas Rights
In connection with the Acquisition, the Company acquired approximately 95,000 net acres of Cardium and Mannville rights in the Harmattan area of west central Alberta. The Acquisition added approximately 3,104 boe/d of production.
Harmattan is located approximately 80 kilometres north of Calgary near the town of Didsbury, Alberta. This property produces oil and associated natural gas from the Cardium and Viking zones and liquids-rich natural gas from zones in the Lower Mannville and Rock Creek formations at depths of 1,200 to 2,600 metres. Production from this property averaged 3,104 boe/d for the nine months ended September 30, 2016, consisting of 42% natural gas, 21% light crude oil and condensate and 37% natural gas liquids. The majority of the production from the area was operated by the Vendor.
Reserves data, risk factors, industry conditions and other oil and gas information in respect of the Assets is set forth in Schedule "A" hereto.
Facilities and Infrastructure
In connection with the Acquisition, the Company acquired certain interests in a gas compression facility, a central oil battery and certain miscellaneous oil batteries, tanks, flow lines, separators, gas gathering systems, pipelines and related equipment that are located within the lands comprising the petroleum and natural gas rights that were purchased.
Processing and Transportation Arrangements
In connection with the Acquisition, the Company was assigned agreements relating to the sale, processing and transportation of the Assets.
2.2    Acquisition Date
The closing date of the Acquisition was December 20, 2016. For accounting purposes, the Acquisition Agreement established an effective date of December 1, 2016 for the Acquisition.
2.3    Consideration
The aggregate consideration for the Assets was $80 million, including closing adjustments but subject to customary post-closing adjustments as set forth in the Acquisition Agreement, comprised of: (a) $65 million in cash; and (b) the issuance by the Company to the Vendor of a secured debenture evidencing a 10%, 24-month take back loan of $15 million.
The cash required to close the Acquisition was funded from the Company's cash on hand.
2.4    Effect on Financial Position
Except as otherwise publicly disclosed and in the ordinary course of business and other than in respect of changes that occurred as a result of the Acquisition or as otherwise disclosed in this Report, TransGlobe does not presently have any plans or proposal for material changes in its business affairs or with respect to the Assets which may have a significant effect on its financial performance and financial position, including any proposal to liquidate the business or to sell, lease or exchange all or a substantial portion of the Assets.
TransGlobe continues to actively evaluate various alternatives to refinance its outstanding convertible debentures due March 31, 2017.
The effect of the Acquisition on TransGlobe's financial position and financial performance is outlined in the unaudited pro forma financial statements which are referred to in Item 3 below and attached as Schedule "B" hereto.
2.5    Prior Valuations
No valuation opinion was obtained within the last 12 months by the Company that was required by securities legislation, or by any Canadian exchange or market, to support the consideration paid by the Company for the Assets.
2.6    Parties to Transaction
The Acquisition was not with an "informed person", "associate" or "affiliate" of the Company (as such terms are defined under applicable securities legislation).
2.7    Date of Report
December 21, 2016.

Item 3.	Financial Statements and Other Information
The following financial statements and other information are attached to, and form part of, this Report:

Schedule "A"	Reserves Data, Risk Factors, Industry Conditions and Other Oil and Gas Information in respect of the Assets.

Schedule "B"	Unaudited pro forma operating statement of TransGlobe after giving effect to the Acquisition for the year ended December 31, 2015 and for the three and nine month periods ended September 30, 2016.

Schedule "C"
The audited operating statement for the Assets for the year ended December 31, 2015 and the unaudited operating statement for the Assets for the year ended December 31, 2014, together with the notes thereto and the independent auditor's report thereon, and the unaudited operating statement for the Assets for the three and nine month periods ended September 30, 2016 and September 30, 2015, together with the notes thereto.

SPECIAL NOTE REGARDING FORWARD‑LOOKING STATEMENTS
Certain statements contained in this Report constitute forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Such forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. TransGlobe believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Report should not be unduly relied upon. These forward-looking statements speak only as of the date of this Report.
In particular, this Report contain forward-looking statements pertaining to the following:

•	TransGlobe's obligations with respect to closing adjustments for the Acquisition;

•	anticipated production and product mix associated with the Assets;

•	estimates of the oil and natural gas reserves in respect of the Assets and anticipated future net revenue from such reserves;

•	anticipated drilling and development program, plans, objectives, strategies and opportunities in respect of the Assets;

•	anticipated drilling locations and inventories; and

•	TransGlobe's plans and ability to refinance its convertible debentures on acceptable terms.
Further, statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.
The actual results, performance or achievements of TransGlobe could differ materially from those anticipated in these forward‑looking statements as a result of the risk factors set forth below and elsewhere in this Report. These risks include, but are not limited to: volatility in market prices for oil and natural gas and foreign exchange rates; operational risks and liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; changes in general economic, market and business conditions; the accuracy of oil and gas reserves estimates and estimated production levels as they are affected by exploration and development drilling and estimated decline rates; unforeseen difficulties in integrating the Assets into TransGlobe's operations; failure to realize the anticipated benefits of the Acquisition; unforeseen liabilities associated with the Assets; fluctuations in the costs of borrowing; the availability of capital on acceptable terms; political or economic developments; ability to obtain regulatory approvals; the occurrence of unexpected events; supply and demand for oil and natural gas; productive capacity of wells, anticipated or expected production rates and anticipated dates of commencement of production and timing of results therefrom; TransGlobe's business and acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom; the results of litigation or regulatory proceedings that may be brought against TransGlobe; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; actions by governmental authorities, including changes in government regulation and taxation; environmental risks and hazards; risks inherent in the exploration, development and production of oil and natural gas which may create liabilities to the Company in excess of the Company's insurance coverage; failure to accurately estimate abandonment and reclamation costs; failure of third parties' reviews, reports and projections to be accurate; changes to royalty or tax regimes; the failure of the Company or the holders of certain licenses or leases to meet specific requirements of such licenses or leases; claims made in respect of the Company's properties or assets; unforeseen title defects; risks arising from future acquisition activities; hedging strategies; the potential for management estimates and assumptions to be inaccurate; potential losses which would stem from any disruptions in production, including work stoppages or other labour difficulties, or disruptions in the transportation networks on which the Company is reliant; failure to acquire or develop replacement reserves; geological, technical, drilling and processing problems, including the availability of equipment and access to properties; and failure by counterparties to make payments or perform their operational or other obligations to the Company in compliance with the terms of contractual arrangements between the Company and such counterparties. Readers are cautioned that the foregoing list of risk factors should not be construed as exhaustive.
With respect to forward-looking statements contained in this Report, TransGlobe has made assumptions regarding, among other things: the Company's ability to achieve the anticipated benefits of the Acquisition; the Company's ability to obtain qualified staff and equipment in a timely and cost efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future; the Company's ability to market production of oil and natural gas successfully to customers; the Company's future production levels; the applicability of technologies for recovery and production of the Company's reserves; the recoverability of the Company's reserves; future capital expenditures to be made by the Company; future cash flows from production; future sources of funding for the Company's capital program; the Company's future debt levels; geological and engineering estimates in respect of the Company's reserves; the geography of the areas in which the Company is conducting exploration and production activities; the effect of competition on the Company; the Company's ability to obtain future financing on acceptable terms; current and future commodity prices and royalty regimes; future currency, exchange and interest rates; future commodity prices; availability of drilling and related equipment; receipt of partner, regulatory and community approvals; future operating costs; timing of drilling and completion of wells; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to successfully market and receive payment for its oil and natural gas products; field production rates and decline rates; that TransGlobe will benefit from diversification; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its oil and gas properties in the manner currently contemplated; that the estimates of reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; that TransGlobe will be able to fulfill the contractual obligations required to retain its rights to explore, develop and exploit any of its undeveloped properties; the Company’s ability to successfully integrate the Assets; that the estimates of reserve volumes and the assumptions related thereto in respect of the Assets are accurate in all material respects; and other matters.
TransGlobe has included the above summary of risks and assumptions related to forward-looking statements provided in this Report in order to provide investors with a more complete perspective on TransGlobe's current and future operations and such information may not be appropriate for other purposes.
Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. Except as required by applicable securities laws, TransGlobe does not undertake any obligation to publicly update or revise any forward-looking statements.

PRESENTATION OF FINANCIAL AND OIL AND GAS INFORMATION
This Report makes reference to the term "netback" which is not a recognized measure under International Financial Reporting Standards ("Canadian GAAP") and does not have a standardized meaning prescribed by Canadian GAAP. Netbacks are calculated by subtracting royalties, operating and transportation costs from revenues. Netbacks do not include other income. Management believes that this financial measure is useful supplemental information to analyze operating performance and provides an indication of the results generated by the Company’s principal business activities. Investors should be cautioned that this measure should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with Canadian GAAP. TransGlobe's method of calculating netbacks may differ from other companies, and accordingly, may not be comparable to similar measures used by other companies.

Except where otherwise stated, all financial information herein has been presented in Canadian dollars in accordance with IFRS.
Certain terms used herein but not defined herein are defined in NI 51-101 and CSA 51-324 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101 and CSA 51-324. All crude oil, natural gas and NGL reserves and other information with respect to the Assets contained in this Report have been prepared and are presented in accordance with NI 51-101.
In this Report, the abbreviation "boe" means a barrel of oil equivalent on the basis of 1 boe to 6 Mcf (thousand cubic feet) of natural gas when converting natural gas to boes. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf to 1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Additionally, given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio at 6:1 may be misleading.
In this Report reserves are classified as proved reserves or probable reserves according to the certainty associated with the estimates. Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories. For definitions of each of these reserve categories and certain related terminology that is used in this Report, see "Selected Definitions". Additional clarification of the classification of reserves, the certainty levels associated with reserves estimates and the effect of aggregation are provided in the COGE Handbook. The qualitative certainty levels referred to in the definitions of proved reserves, probable reserves, developed reserves, developed non-producing reserves, developed producing reserves and undeveloped reserves (as such terms are defined under "Selected Definitions") are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

•	at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

•	at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.
A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.
In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.
All references in this Report to "working interest" means the right granted to a lessee of a property to explore for and produce petroleum and/or natural gas on the leased lands, upon which such lessee bears the operating costs, capital costs, environmental liabilities or reclamation obligations associated with petroleum and natural gas development.

DRILLING LOCATIONS
This Report discloses drilling locations in respect of the Assets in four categories: (i) proved undeveloped locations; (ii) probable undeveloped locations; (iii) unbooked locations; and (iv) an aggregate total of (i), (ii) and (iii). Of the 144.4 net undrilled locations disclosed in this Report, 26.5 are proved undeveloped locations, 17.9 are probable undeveloped locations, and 100 are unbooked. Proved undeveloped locations and probable undeveloped locations are booked and derived from the DMCL Report and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by management of the Company as an estimation of the Company's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Company will drill all unbooked drilling locations and, if drilled, there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which the Company will actually drill wells, including the number and timing thereof, is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and, therefore, there is more uncertainty whether wells will be drilled in such locations and, if drilled, there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.
ABBREVIATIONS
In this Report, the following abbreviations have the meanings set forth below consistent with Appendix B of the COGE Handbook, where applicable.

API	American Petroleum Institute
Bbl	barrel
Bbl/d	barrels per day
Bcf	billion cubic feet
Boe	barrel of oil equivalent
Boe/d	barrels of oil equivalent per day
Mbbl	thousands of barrels
Mbbl/d	thousands of barrels per day
Mboe	thousands of barrels of oil equivalent
Mmboe	million barrels of oil equivalent
Mboe/d	thousands of barrels of oil equivalent per day
Mcf	thousand cubic feet
Mcfe	thousand cubic feet equivalent
MMcfpd	million cubic feet per day
MMbtu	million British thermal units
MMcf	million cubic feet
M$	thousands of dollars
MM$	millions of dollars
NGL	natural gas liquids
CONVERSION
The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units) consistent with Appendix C of the COGE Handbook.

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbl	cubic metres	0.159
cubic metres	Bbl	6.292
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

CURRENCY AND EXCHANGE RATES

The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars ("U.S. dollars"), the average of the exchange rates during each such period and the end-of-period rate. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as available on the Bank of Canada website. On December 20, 2016, the noon buying rate for one U.S. dollar in Canadian dollars as certified by the Bank of Canada was $1.3378.

	Nine Months Ended September 30	Year Ended December 31
	2016	2015	2014
Highest rate during the period	1.4589	1.3990	1.1643
Lowest rate during the period	1.2544	1.1728	1.0614
Average noon spot rate for the period	1.3218	1.2787	1.1045
Rate at the end of the period	1.3189	1.3840	1.1601

SELECTED DEFINITIONS
In this Report, the abbreviations and terms set forth below have the meanings indicated:
abandonment and reclamation costs means all costs associated with the process of restoring a property that has been disturbed by oil and gas activities to a standard imposed by applicable government or regulatory authorities.
COGE Handbook means the Canadian Oil and Gas Evaluation Handbook maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter), as amended from time to time.
conventional natural gas means natural gas that has been generated elsewhere and has migrated as a result of hydrodynamic forces and is trapped in discrete accumulations by seals that may be formed by localized structural, depositional or erosional geological features.
crude oil or oil means a mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.
CSA 51-324 means Staff Notice 51-324 - Glossary to 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.
developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.
DMCL means DeGolyer and MacNaughton Canada Limited, the Company's independent qualified reserves evaluator.
DMCL Report means the report prepared by the DMCL in respect of the Assets effective September 30, 2016 and dated December 20, 2016 in accordance with NI 51-101 and the COGE Handbook.

forecast prices and costs means future prices and costs that are: (i) generally accepted as being a reasonable outlook of the future; or (ii) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in subparagraph (i).
gross means: (i) in relation to a company’s interest in production or reserves, its "company gross reserves", which are the company’s working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the company; (ii) in relation to wells, the total number of wells in which a company has an interest; and (iii) in relation to properties, the total area of properties in which a company has an interest.
heavy crude oil or heavy oil means crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity.
IFRS means the International Financial Reporting Standards as issued by the International Accounting Standards Board and implemented in Canada through the Accounting Recommendations in the Chartered Professional Accountants of Canada Handbook.
light and medium oil means crude oil: (i) with a relative density greater than 31.1 degrees API gravity; and (ii) with a relative density greater than 22.3 degrees API gravity and less than or equal to 31.1 degrees API gravity.
net means: (i) in relation to a company’s interest in production or reserves, the company’s working interest (operating or non-operating) share after deduction of royalty obligations, plus the company’s royalty interest in production or reserves; (ii) in relation to a company’s interest in wells, the number of wells obtained by aggregating the company’s working interest in each of its gross wells; and (iii) in relation to a company’s interest in a property, the total area in which the company has an interest multiplied by the working interest owned by the company.
NGLs means those hydrocarbon components that can be recovered from natural gas as a liquid including, but not limited to, ethane, propane, butanes, pentanes plus, and condensates.
NI 51-101 means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.
probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and (iii) specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.
SEDAR means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators.
undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved and probable) to which they are assigned.

SCHEDULE A
RESERVES DATA, RISK FACTORS, INDUSTRY CONDITIONS AND OTHER OIL AND GAS INFORMATION IN RESPECT OF THE ASSETS
General
The reserves data set forth below is based the DMCL Report. The DMCL Report evaluated, as at September 30, 2016, the crude oil, natural gas and NGL reserves attributed to the Assets. The reserves data summarizes the crude oil, natural gas and NGL reserves of the Assets and the net present values of future net revenue for these reserves using forecast prices and costs. All of the Assets are located in the Province of Alberta, Canada. The DMCL Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101 and the COGE Handbook. DMCL was engaged to provide evaluations of proved and proved plus probable reserves attributed to the Assets and no attempt was made to evaluate possible reserves. No field inspections were conducted by DMCL in connection with its evaluation. TransGlobe provided DMCL with the information received from the Vendor relating to the Assets, including, but not limited to, the historical lease operating statements, land records (including encumbrances), respective well data, marketing agreements, processing agreements and the Vendor’s 2015 year end reserves evaluation and reserve database for the Assets which had been prepared by the Vendor’s independent reserves evaluator.
All estimates of future revenue in this Report are, unless otherwise noted, after the deduction of royalties, development costs, production costs and well abandonment costs but before deduction of future income tax expenses and before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The discounted and undiscounted net present values of future net revenues contained in this Report do not represent the fair market value of the applicable reserves. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.
There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth herein are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the economically recoverable crude oil, natural gas and NGL reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The actual production, revenues, taxes and development and operating expenditures with respect to the Assets will vary from estimates thereof and such variations could be material. The recovery and reserve estimates of the crude oil, natural gas and NGL reserves attributed to the Assets provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein. See "Special Note Regarding Forward-Looking Statements".
The information set forth below is presented in Canadian dollars. See "Currency and Exchange Rates".
In certain of the tables set forth below, the columns may not add due to rounding.

Summary of Oil and Gas Reserves as at September 30, 2016 - Forecast Prices and Costs

	RESERVES
	LIGHT AND MEDIUM CRUDE OIL		HEAVY CRUDE OIL
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)

PROVED
Developed Producing	1,765	1,462	—	—
Developed Non-Producing	51	42	—	—
Undeveloped	1,743	1,441	—	—
TOTAL PROVED	3,560	2,945	—	—
			—
PROBABLE	1,754	1,439	—	—
TOTAL PROVED PLUS PROBABLE	5,314	4,384	—	—

	RESERVES
	NATURAL GAS LIQUIDS		CONVENTIONAL NATURAL GAS
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)

PROVED
Developed Producing	2,402	1,763	15,408	12,252
Developed Non-Producing	30	25	314	274
Undeveloped	1716	1,481	8,974	7,849
TOTAL PROVED	4,148	3,269	24,696	20,375

PROBABLE	3,930	3,150	22,748	19,106
TOTAL PROVED PLUS PROBABLE	8,078	6,419	47,444	39,481

Summary of Net Present Values of Future Net Revenue of Oil and Gas Reserves as at September 30, 2016 - Forecast Prices and Costs

	Before Income Tax Discounted at (%/year)					After Income Taxes Discounted at (%/year)					Unit Value Before Income Tax Discounted at 10%/ year(1)
RESERVES CATEGOR	0% ($MM)	5% ($MM)	10% ($MM)	15% ($MM)	20% ($MM)	0% ($MM)	5% ($MM)	10% ($MM)	15% ($MM)	20% ($MM)	($/boe)

PROVED
Developed Producing	100.9	71.5	55.6	45.7	39.1	100.9	71.5	55.6	45.7	39.1	10.56
Developed Non-Producing	2.6	2.1	1.7	1.5	1.3	2.6	2.1	1.7	1.5	1.3	15.09
Undeveloped	47.3	20.7	6.6	(1.2)	(5.8)	47.3	20.7	6.6	(1.2)	(5.8)	1.56
TOTAL PROVED	150.8	94.3	63.9	46.0	34.6	150.8	94.3	63.9	46.0	34.6	6.65

PROBABLE	173.7	82.4	45.7	27.7	17.7	128.2	63.5	36.5	22.7	14.8	5.88

TOTAL PROVED PLUS PROBABLE	324.5	176.7	109.6	73.7	52.3	279.0	157.8	100.4	68.7	49.4	6.30
Note:

(1)	The unit values are based on net reserve volumes.

Total Future Net Revenue (Undiscounted) as at September 30, 2016 - Forecast Prices and Costs

RESERVES CATEGORY	REVENUE ($MM)	ROYALTIES ($MM)	OPERATING COSTS(2) ($MM)	DEVELOP-MENT COSTS ($MM)	ABANDONMENT AND RECLAMATION COSTS(1) ($MM)	FUTURE NET REVENUE BEFORE INCOME TAXES ($MM)	FUTURE INCOME TAXES ($MM)	FUTURE NET REVENUE AFTER INCOME TAXES ($MM)

Proved Reserves	564.2	98.8	205.7	90.8	18.1	150.8	0	150.8

Proved Plus Probable Reserves	1020.7	179.1	330.9	163.1	23.0	324.5	45.5	279.0
Note:

(1)
Well abandonment, reclamation and disconnect costs were estimated and included in the DMCL Report at the individual entity level for all wells that were assigned reserves (including future wells to be drilled) and for dedicated facilities required to produce these reserves, for the purposes of estimating the reserves attributed to the Assets. Allowance for salvage value was included. Abandonment and reclamation costs for wells with no assigned reserves and for non-dedicated gathering systems, batteries, plants and processing facilities were not included for the purposes of estimating the reserves attributed to the Assets contained in the DMCL Report. DMCL used historical cost information on an area by area basis as the means for estimating the future abandonment and reclamation costs. When this information is not available, the estimate is determined with reference to appropriate regulatory standards and requirements.

(2)	Operating costs less processing and other income.
Net Present Value of Future Net Revenue by Product Type as at September 30, 2016 - Forecast Prices and Costs

	Net Present Value of Future Net Revenue (before deducting Future Income Tax Expenses and Discounted at 10%/year) ($MM's)	Unit Value (before deducting Future Income Tax Expenses and Discounted at 10%/year) ($/BOE)(2)

Proved reserves
Light Crude Oil and Medium Crude Oil(1)	29.6	7.16
Heavy Crude Oil(1)	—	—
Natural Gas Liquids(2)	53.4	16.34
Conventional Natural Gas(3)(4)	(19.3)	(8.75)
Total Proved	63.9	6.65

Proved plus Probable reserves
Light Crude Oil and Medium Crude Oil(1)	50.5	8.11
Heavy Crude Oil(1)	—	—
Natural Gas Liquids(2)	99.9	15.56
Conventional Natural Gas(3)(5)	(40.8)	(8.61)
Total Proved Plus Probable reserves	109.6	6.30
Notes:
(1)    Including solution gas.
(2)    By-products from solution gas and non-associated gas.
(3)    Excluding solution gas.
(4)    Unit values are based on net reserve volumes.
(5)    Includes minor amounts of revenue and costs associated with natural gas from coal bed methane and shale gas reserves.

Pricing Assumptions
The following tables set forth the benchmark reference prices, as at September 30, 2016, reflected in the reserves data. These price assumptions were provided to us by DMCL and were DMCL's then current forecasts at the date of the DMCL Report. The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs.

Summary of Pricing and Inflation Rate Assumption as at September 30, 2016 - Forecast Prices and Costs

Year	Western Canada Select 20.5[o] API ($Cdn/bbl)	Canadian Light Sweet Crude Oil 40[o] API ($Cdn/bbl)	NATURAL GAS AECO-C Spot ($Cdn/ MMBtu)	NATURAL GAS LIQUIDS Edmonton Pentanes Plus ($Cdn/bbl)	NATURAL GAS LIQUIDS Edmonton Butanes ($Cdn/bbl)	INFLATION RATE %/Year	EXCHANGE RATE (2) ($US/$Cdn)
2016	47.37	60.32	2.89	63.33	40.41	1.5	0.760
2017	51.38	65.14	3.08	68.40	45.60	2.0	0.780
2018	54.13	67.65	3.17	71.03	47.35	2.0	0.800
2019	56.57	70.55	3.36	74.08	49.39	2.0	0.825
2020	61.10	74.73	3.53	78.46	52.31	2.0	0.850
2021	67.52	81.42	3.76	85.49	56.99	2.0	0.850
2022	74.17	88.35	3.95	92.76	61.84	2.0	0.850
2023	75.65	90.11	4.13	94.62	63.08	2.0	0.850
2024	77.16	91.91	4.30	96.51	64.34	2.0	0.850
2025	78.71	93.75	4.44	98.44	65.63	2.0	0.850
2026	80.28	95.63	4.58	100.41	66.94	2.0	0.850
Thereafter	+2.0%	+2.0%	+2.0%	+2.0%	+2.0%	2.0	0.850
Notes:

(1)	This summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.

(2)	Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Vendor in respect of the Assets (before commodity price risk management contracts) for the nine-month period ended September 30, 2016, were $1.74/Mcf for natural gas, $47.24/Bbl for light and medium gravity crude oil and condensate and $15.20/Bbl for natural gas liquids (excluding condensate).

Reconciliations of Changes in Reserves
The DMCL Report was prepared by DMCL for the Company in connection with the Acquisition. As such there is no opening date to be reconciled.
Additional Information Relating to Reserves Data
Undeveloped Reserves
Undeveloped reserves are attributed by DMCL in accordance with standards and procedures contained in the COGE Handbook. Proved undeveloped reserves are those reserves that can be estimated with a high degree of certainty and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Probable undeveloped reserves are those reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Proved and probable undeveloped reserves have been assigned in accordance with engineering and geological practices as defined under NI 51-101.
In general, the majority of the undeveloped reserves are currently expected to be developed by the Company through 2019. There are a number of factors that could result in delayed or cancelled development, including the following: (i) changing economic conditions (due to pricing, operating and capital expenditure fluctuations); (ii) changing technical conditions (including production anomalies, such as water breakthrough or accelerated depletion); (iii) multi-zone developments (for instance, a prospective formation completion may be delayed until the initial completion is no longer economic); (iv) a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and (v) surface access issues (including those relating to land owners, weather conditions and regulatory approvals). For more information, see "Risk Factors" herein.

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, first attributed to the Assets for the nine-month period ended September 30, 2016. The DMCL Report was prepared by DMCL for the Company in connection with the Acquisition and therefore all undeveloped reserves are first attributed as of September 30, 2016.
Proved Undeveloped Reserves

Light Crude Oil and Medium Crude Oil (Mbbl)		Heavy Crude Oil (Mbbl)		Conventional Natural Gas (MMcf)		NGLs (Mbbl)
First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End

1,743	n/a	—	—	8,974	n/a	1,716	n/a

A total of 8,974 MMcf of conventional natural gas, 1,743 Mbbl of light crude oil and medium crude oil and 1,716 Mbbl of NGLs were assigned in the DMCL Report under forecast prices and costs as gross proved undeveloped reserves as at September 30, 2016, representing approximately 42% of total proved reserves, together with $90.6 million of associated undiscounted future capital expenditures. The proved undeveloped reserves are generally associated with infill/development drilling locations supported by offset well data. In estimating future net revenue, DMCL reviewed the Vendor's future development plans in order to estimate and deduct future development costs. Therefore the future development costs as set under "Future Development Costs" were prepared by DMCL based on the TransGlobe’s expected plan of development using the Vendor’s historical per well development costs assigned in the Vendor’s 2015 year end reserve evaluation for the Assets.
The capital associated with developing proved undeveloped reserves in the DMCL Report is expected to be spent between 2017 and 2021, with approximately 34% of the capital scheduled to be spent through 2018 and 71% scheduled to be spent through 2019. Although TransGlobe expects the development of the proved undeveloped reserves attributed to the Assets to be consistent with that set out above, current industry conditions and other uncertainties as discussed under "Risk Factors" and "Industry Conditions" herein could result in development of such proved undeveloped reserves on a different schedule than set out above.
Probable Undeveloped Reserves

Light Crude Oil and Medium Crude Oil (Mbbl)		Heavy Crude Oil (Mbbl)		Conventional Natural Gas (MMcf)		NGLs (Mbbl)
First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End

1,147	n/a	—	—	18,495	n/a	3,263	n/a

A total of 18,495 MMcf of conventional natural gas, 1,147Mbbl of light crude oil and medium crude oil and 3,263 Mbbl of NGLs were assigned in the DMCL Report under forecast prices and costs as gross probable undeveloped reserves as at September 30, 2016, representing approximately 79% of total probable reserves, together with $162.9 million of associated undiscounted future capital expenditures. The probable undeveloped reserves are generally associated with infill/development drilling locations supported by offset well data. In estimating future net revenue, DMCL reviewed the Vendor's future development plans in order to estimate and deduct future development costs. Therefore the future development costs as set under "Future Development Costs" were prepared by DMCL based on the TransGlobe’s expected plan of development using the Vendor’s historical per well development costs assigned in the Vendor’s 2015 year end reserve evaluation for the Assets.

The capital associated with developing probable undeveloped reserves in the DMCL Report is expected to be spent between 2017 and 2021, with approximately 21% of the capital scheduled to be spent through 2018 and 57% scheduled to be spent through 2019. Although TransGlobe expects the development of the probable undeveloped reserves attributed to the Assets to be consistent with that set out above, current industry conditions and other uncertainties as discussed under "Risk Factors" and "Industry Conditions" herein could result in development of such probable undeveloped reserves on a different schedule than set out above.
Significant Factors or Uncertainties
The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates attributed to the Assets are based on production forecasts, prices and economic conditions. As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, commodity prices, economic conditions and governmental restrictions.
Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can also arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.
Changes in future commodity prices relative to the forecasts described above under "Pricing Assumptions" could have a negative impact on the reserves associated with the Assets, and in particular on the development of undeveloped reserves, unless future development costs are adjusted in parallel. The Assets include a significant amount of proved and probable undeveloped reserves. At the forecast prices and costs used in the DMCL Report, these development activities are expected to be economic. However, should oil and natural gas prices decrease materially, these activities may need to be deferred to ensuing years to remain economic or may not be pursued at all. Other than the foregoing and the factors disclosed or described herein, the Company does not anticipate any other significant economic factors or other significant uncertainties which may affect any particular components of the reserves data in respect of the Assets.
See "Risk Factors" in this Report.
Abandonment and Reclamation Costs
In connection with the operations associated with the Assets, the Company will incur abandonment and reclamation costs for surface leases, wells, facilities and pipelines. The expected total reserve well abandonment and reclamation costs, net of estimated salvage value, included in the DMCL Report for the 125 net wells under the proved reserves category is $18.1 million undiscounted, of which a total of $3.7 million is estimated to be incurred through 2019.
Future Development Costs
The following table sets forth development costs deducted in the estimation of the future net revenue attributable to the Assets for the reserve categories noted below estimated by DMCL in the DMCL Report.

	Forecast Prices and Costs
Year	Proved Reserves ($millions)	Proved Plus Probable Reserves ($millions)

2016	—	—
2017	3.1	3.1
2018	27.9	31.7
2019	33.6	57.8
2020	—	12.1
Remaining	26.2	58.4
Total: Undiscounted for all years	90.8	163.1
Discounted @ 10%	69.9	119.5

To fund the capital program on the Assets, including future development costs, the Company will consider various financing alternatives, including retention of funds from operations, debt financing and issuance of additional Common Shares and other securities. The Company will evaluate the appropriate financing alternatives closely and make use of such options dependent on the given investment situation and the capital markets. If cash flows are other than projected, capital expenditure levels may be adjusted. In addition, depending on a number of factors including commodity prices, industry conditions and the Company's financial and operating results, funds from credit facilities and equity financings may not be available on terms acceptable to the Company, which could also result in adjustments to the capital program as required. There can be no guarantee that funds will be available or that the Company will be able to allocate funding to develop all of the reserves attributed in the DMCL Report. Failure to develop those reserves would have a negative impact on future production and cash flow and could result in negative revisions to reserves.
The interest or other costs of external funding are not included in the reserves and future net revenue estimates set forth above and would reduce the reserves and future net revenue to some degree depending upon the funding sources utilized. The Company does not anticipate that interest or other funding costs would make further development of the Assets uneconomic. See "Significant Factors or Uncertainties".
Oil and Natural Gas Wells
The following table sets forth the number and status of wells as at September 30, 2016 in which the Company will acquire a working interest pursuant to the Acquisition, all of which are located in the Province of Alberta.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	53	51.4	18	16.4	72	66.9	19	13.8
Notes:

(1)	"Gross" wells means the number of wells in which the Vendor has a working interest.

(2)	"Net" wells means the aggregate number of wells obtained by multiplying each gross well by the Vendor's percentage working interest therein.

(3)	Non-producing includes wellbores shut-in for economic reasons, wellbores not capable of production and wellbores used for disposal of water.

Properties with no Attributed Reserves
The following table sets out the properties on the Assets as at September 30, 2016 which have no reserves attributable.

	Gross Acres	Net Acres

Alberta	61,870	54,612

Approximately 5,120 gross acres of mineral rights will expire prior to December 31, 2016 as a result of those rights reaching the end of their initial land tenure.
Development of properties with no attributable reserves are subject to current industry conditions and uncertainties as indicated under "Risk Factors" and "Industry Conditions" herein. In addition, the Company expects that funding of development operations on such properties will be evaluated in the context of the Company's total capital requirements having regard to rates of return, the likelihood of success and risked return versus cost of capital, and availability and reliability of methods of hydrocarbon delivery.
Forward Contracts
The Company did not assume any hedging commitments on the Assets pursuant to the Acquisition.
Exploration and Development Activities
The Vendor did not drill any wells on the Assets during the nine-months ended September 30, 2016. In the first six months of 2017, the Company does not plan to drill or complete any wells on the Assets. It is expected that the Company will commence drilling operations on the Assets in late 2017.

Production Estimates
The following table sets out the volumes of gross and net production estimated in the DMCL Report for the period from September 30, 2016 to December 31, 2016, which is reflected in the estimate of future net revenue disclosed above.

	Light Crude and Medium Crude Oil		Heavy Crude Oil		Conventional Natural Gas		Natural Gas Liquids
	(bbls/d)		(bbls/d)		(Mcf/d)		(bbls/d)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Producing	570	478	—	—	6512	5207	993	717
Developed Non-Producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—
Total Proved	570	478	—	—	6512	5207	993	717
Total Probable	4	3	—	—	71	54	12	9
Total Proved Plus Probable	574	481	—	—	6583	5261	1005	726

The following table sets out the volumes of gross and net production estimated in the DMCL Report for the period from December 31, 2016 to December 31, 2017, which is reflected in the estimate of future net revenue disclosed above.

	Light Crude and Medium Crude Oil		Heavy Crude Oil		Conventional Natural Gas		Natural Gas Liquids
	(bbls/d)		(bbls/d)		(Mcf/d)		(bbls/d)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Producing	498	414	—	—	5676	4521	866	625
Developed Non-Producing	3	3	—	—	44	40	12	7
Undeveloped	74	41	—	—	80	47	9	6
Total Proved	575	458	—	—	5800	4608	887	638
Total Probable	17	10	—	—	73	54	27	20
Total Proved Plus Probable	592	468	—	—	5973	4662	914	658

Production History
The following table summarizes certain information in respect of production, prices received, royalties paid, operating expenses, transportation costs and resulting netbacks for the Assets for each quarter of the year ended December 31, 2015, and each of the three completed quarters ended September 30, 2016.

	Quarter Ended 2015				Quarter Ended 2016
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Average Daily Production(1)
Light Crude Oil and Medium Crude Oil (bbls/d)	898	795	761	744	668	649	610
Natural gas (Mcf/d)	9,861	8,477	9,113	8,512	8,005	7,543	7,805
NGLs (bbls/d)	1,389	921	1,338	1,048	1,196	1,102	1,152
Condensate (bbls/d)	25	34	14	17	19	11	14

Light and Medium Crude Oil ($/Bbl)(5)
Average prices received	48.86	64.56	53.69	50.16	38.35	52.10	51.86
Royalties	(8.92)	(9.43)	(9.15)	(8.10)	(5.97)	(7.36)	(8.49)
Operating costs(3)(4)	(14.97)	(18.35)	(15.09)	(17.31)	(16.40)	(18.62)	(17.30)
Netback received(2)	24.97	36.78	29.45	24.75	15.99	26.11	26.07

Conventional Natural Gas (including by-products) ($/Mcfe)(6)(7)
Average prices received	3.12	3.18	2.80	2.77	1.97	1.95	2.50
Royalties	(0.60)	(0.63)	(0.55)	(0.56)	(0.41)	(0.43)	(0.51)
Operating costs(3)(4)	(1.27)	(1.29)	(1.10)	(1.08)	(0.91)	(0.92)	(0.93)
Netback received(2)	1.25	1.26	1.15	1.13	0.65	0.60	1.06

Notes:
(1)Includes minor royalty volumes received but does not deduct royalty volumes paid.

(2)	Netbacks are calculated by subtracting royalties, operating and transportation costs from revenues. Netbacks do not include other income.

(3)	Operating costs have been allocated to each product type based on proportionate revenue splits and other reasonable methods of allocation.

(4)	Operating costs include all costs related to the operation of wells, facilities and gathering systems, transportation and NGLs processing.
(5)Includes solution gas and by-products.
(6)Includes NGLs.

(7)
Average prices received, royalties, operating costs and netbacks have not been provided separately for NGLs, as they have been included with the amounts stated above for conventional natural gas, as conventional natural gas is the primary revenue stream.

Risk Factors
Risks Relating to the Acquisition
The Company may fail to realize the anticipated benefits of the Acquisition.
The Company has completed the Acquisition to diversify its geopolitical risk profile and expand its production and development base through the active evaluation of new opportunities, including opportunities in Western Canada, and to create the opportunity to realize certain benefits. Achieving the benefits of the Acquisition and any future acquisitions that the Company may complete will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company's ability to realize the anticipated growth opportunities and synergies from combining the Assets with the Company's. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Company's ability to achieve the anticipated benefits of the Acquisition and any future acquisitions.

There may be potential undisclosed liabilities associated with the Acquisition.
In connection with the Acquisition, there may be liabilities that the Company failed to discover or were unable to quantify in the Company's due diligence (which the Company conducted prior to the execution of the Acquisition Agreement). The representations, warranties and indemnities contained in the Acquisition Agreement are limited and the Company's ability to seek remedies for breach of such provisions following completion of the Acquisition will be limited.
Acquisitions require engineering, title, environmental and economic assessments that may be materially incorrect.
Acquisitions of oil and natural gas properties or companies are based in large part on engineering, environmental and economic assessments made by the acquiror, independent engineers and consultants. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, environmental restrictions and prohibitions regarding releases and emissions of various substances, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the Company's control. All such assessments involve a measure of geologic, engineering, environmental and regulatory uncertainty that could result in lower production and reserves or higher operating or capital expenditures than anticipated.
Although title and environmental reviews are conducted prior to any purchase of resource assets, such reviews cannot guarantee that any unforeseen defects in the chain of title will not arise to defeat the Company's title to certain assets or that environmental defects or deficiencies do not exist.
There are other Operational and Reserves Risks Relating to the Assets.
The risk factors set forth below relating to the oil and natural gas business, environmental matters and the Company's operations and reserves apply in respect of the Assets. In particular, the reserve and recovery information contained in the DMCL Report in respect of the Assets is only an estimate and the actual production from and ultimate reserves of those properties may be greater or less than the estimates contained in such reports.
Risks Relating to the Canadian Oil and Gas Industry
In addition to certain of the risks described under "Risk Factors" in our annual information form for the year-ended December 31, 2015, which is available on our profile on SEDAR at www.sedar.com, many of which are applicable to the Canadian oil and gas industry, shareholders and prospective investors should carefully consider the following risks applicable to the Assets and the Canadian oil and gas industry in general. The risks set out below are not exhaustive and should not be taken as a complete summary or description of all the risks associated with the Assets and the Canadian oil and gas industry.
Exploration, Development and Production Risks
Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, the reserves from the Assets, and the production from them, will decline over time as the Company produces from such reserves. A future increase in the reserves attributable to the Assets will depend on both the ability of the Company to explore and develop the Assets and its ability to select and acquire suitable producing properties or prospects. There is no assurance that the Company will be able to find satisfactory properties to acquire or participate in. Moreover, management of the Company may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participations uneconomic. There is also no assurance that the Company will discover or acquire further commercial quantities of oil and natural gas.
Future oil and natural gas exploration may involve unprofitable efforts from dry wells as well as from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.

Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, and shut ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, it is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.
Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including, but not limited to, fire, explosion, blowouts, cratering, sour gas releases, spills and other environmental hazards. These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property, the environment and personal injury. Particularly, the Company may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Company.
Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
As is standard industry practice, the Company is not fully insured against all risks, nor are all risks insurable. Although the Company will maintain liability insurance in an amount that it considers consistent with industry practice, liabilities associated with certain risks could exceed policy limits or not be covered. In either event the Company could incur significant costs.
Weakness in the Oil and Gas Industry
Recent market events and conditions, including global excess oil and natural gas supply, recent actions taken by the Organization of the Petroleum Exporting Countries ("OPEC"), slowing growth in China and other emerging economies, market volatility and disruptions in Asia, and sovereign debt levels in various countries, have caused significant weakness and volatility in commodity prices. These events and conditions have caused a significant decrease in the valuation of oil and gas companies and a decrease in confidence in the oil and gas industry. These difficulties have been exacerbated in Canada by the recent changes in government at a federal level and, in case of Alberta, the provincial level and the resultant uncertainty surrounding regulatory, tax and royalty changes that may be implemented by the new governments. In addition, the inability to get the necessary approvals to build pipelines and other facilities to provide better access to markets for the oil and gas industry in western Canada has led to additional uncertainty and reduced confidence in the oil and gas industry in western Canada. Lower commodity prices may also affect the volume and value of the reserves attributable to the Assets especially as certain reserves become uneconomic. In addition, lower commodity prices have restricted, and are anticipated to continue to restrict, the Company's cash flow resulting in a reduced capital expenditure budget. As a result, the Company may not be able to replace production with additional reserves and both the production and reserves from the Assets could be reduced on a year over year basis.
Prices, Markets and Marketing
Numerous factors beyond the Company's control do, and will continue to, affect the marketability and price of oil and natural gas acquired or discovered by the Company. The Company's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets or contract for the delivery of crude oil by rail. Deliverability uncertainties related to the distance of the reserves from pipelines, railway lines, processing and storage facilities, operational problems affecting pipelines, railway lines and facilities as well as government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business may also affect the Company.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions in the United States, Canada, Europe, China and emerging markets, the actions of OPEC, governmental regulation, political stability in the Middle East, Northern Africa and elsewhere, the foreign supply and demand of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Prices for oil and natural gas are also subject to the availability of foreign markets and the Company's ability to access such markets. Oil prices are expected to remain volatile and may decline in the near future as a result of global excess supply due to the increased growth of shale oil production in the United States, the decline in global demand for exported crude oil commodities, and OPEC's recent decisions pertaining to the oil production of OPEC member countries, among other factors. A material decline in prices could result in a reduction of the net production revenue attributable to the Assets. The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes and the value of the reserves attributable to the Assets. The Company might also elect not to produce from certain wells at lower prices.
All these factors could result in a material decrease in the Company's expected net production revenue from the Assets and a reduction in its oil and natural gas acquisition, development and exploration activities. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on the Company's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Oil and natural gas prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions, sanctions imposed on certain oil producing nations by other countries and ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.
See "Weakness in the Oil and Gas Industry".
Operational Dependence
Other companies operate some of the Assets. The Company has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Company's financial performance. The Company's return on assets operated by others depends upon a number of factors that may be outside of the Company's control, including, but not limited to, the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.
In addition, due to the current low and volatile commodity prices, many companies, including companies that may operate some of the Assets, may be in financial difficulty, which could impact their ability to fund and pursue capital expenditures, carry out their operations in a safe and effective manner and satisfy regulatory requirements with respect to abandonment and reclamation obligations. If companies that operate some of the Assets fail to satisfy regulatory requirements with respect to abandonment and reclamation obligations the Company may be required to satisfy such obligations and to seek recourse from such companies. To the extent that any of such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in such assets being shut-in, the Company potentially becoming subject to additional liabilities relating to such assets and the Company having difficulty collecting revenue due from such operators. Any of these factors could materially adversely affect the Company's financial and operational results.
Gathering and Processing Facilities, Pipeline Systems and Rail
The Company may deliver its products from the Assets through gathering and processing facilities and pipeline systems, some of which it does not own, and by rail. The amount of oil and natural gas that the Company can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities, pipeline systems and railway lines. The lack of availability of capacity in any of the gathering and processing facilities, pipeline systems and railway lines, and in particular the processing facilities, could result in the Company's inability to realize the full economic potential of its production or in a reduction of the price offered for the Company's production. The lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and market oil and natural gas production. In addition, the pro-rationing of capacity on inter-provincial pipeline systems continues to affect the ability to export oil and natural gas. Unexpected shut downs or curtailment of capacity of pipelines for maintenance or integrity work or because of actions taken by regulators could also affect the Company's production, operations and financial results. Furthermore, producers are increasingly turning to rail as an alternative means of transportation. In recent years, the volume of crude oil shipped by rail in North America has increased dramatically. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities could harm the Company's business and, in turn, the Company's financial condition, results of operations and cash flows. The federal government has signaled that it plans to review the National Energy Board approval process for large projects. This may cause the timeframe for project approvals to increase for current and future applications.
Following major accidents in Lac-Megantic, Quebec and North Dakota, the Transportation Safety Board of Canada and the U.S. National Transportation Board have recommended additional regulations for railway tank cars carrying crude oil. In June 2015, as a result of these recommendations, the Government of Canada passed the Safe and Accountable Rail Act which increased insurance obligations on the shipment of crude oil by rail, imposed a per tonne levy of $1.65 on crude oil shipped by rail to compensate victims and for environmental cleanup in the event of a railway accident. In addition to this legislation, new regulations have implemented the TC-117 standard for all rail tank cars carrying flammable liquids which formalized the commitment to retrofit, and eventually phase out DOT-111 tank cars carrying crude oil. The increased regulation of rail transportation may reduce the ability of railway lines to alleviate pipeline capacity issues and add additional costs to the transportation of crude oil by rail. On July 13, 2016, the Minister of Transport (Canada) issued Protective Direction No. 38, which directed that the shipping of crude oil on DOT-111 tank cars end by November 1, 2016. Tank cars entering Canada from the United States will be monitored to ensure they are complicit with Protective Direction No. 38.
A portion of the Company's production may, from time to time, be processed through facilities owned by third parties over which the Company does not have control. From time to time these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could have a materially adverse effect on the Company's ability to process its production and deliver the same for sale.
Alternatives to and Changing Demand for Petroleum Products
Full conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas and technological advances in fuel economy and energy generation devices could reduce the demand for oil, natural gas and other liquid hydrocarbons. The Company cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.
Regulatory
Various levels of governments impose extensive controls and regulations on oil and natural gas operations (including exploration, development, production, pricing, marketing and transportation). Governments may regulate or intervene with respect to exploration and production activities, prices, taxes, royalties and the exportation of oil and natural gas. Amendments to these controls and regulations may occur from time to time in response to economic or political conditions. See "Industry Conditions". The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for crude oil and natural gas and increase the Company's costs, either of which may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In order to conduct oil and natural gas operations, the Company will require regulatory permits, licenses, registrations, approvals and authorizations from various governmental authorities. There can be no assurance that the Company will be able to obtain all of the permits, licenses, registrations, approvals and authorizations that may be required to conduct operations that it may wish to undertake. In addition to regulatory requirements pertaining to the production, marketing and sale of oil and natural gas mentioned above, the Company's business and financial condition could be influenced by federal legislation affecting, in particular, foreign investment, through legislation such as the Competition Act (Canada) and the Investment Canada Act (Canada).
Royalty Regimes
There can be no assurance that the federal government and the provincial governments of the western provinces will not adopt new royalty regimes or modify the existing royalty regimes which may have an impact on the economics of the Company's projects related to the Assets. An increase in royalties would reduce the Company's earnings and could make future capital investments, or the Company's operations on the Assets, less economic. On January 29, 2016, the Government of Alberta adopted a new royalty regime which will take effect on January 1, 2017. See "Industry Conditions - Royalties and Incentives".
Hydraulic Fracturing
Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate the production of oil and natural gas. Specifically, hydraulic fracturing enables the production of commercial quantities of oil and natural gas from reservoirs that were previously unproductive. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs, third party or governmental claims, and could increase the Company's costs of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations, which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from the reserves attributable to the Assets.
Environmental
All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites.
Compliance with environmental legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. Although the Company believes that it will be in material compliance with current applicable environmental legislation related to the Assets, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Liability Management
Alberta has developed a liability management program designed to prevent taxpayers from incurring costs associated with suspension, abandonment, remediation and reclamation of wells, facilities and pipelines in the event that a licensee or permit holder becomes defunct. This program generally involves an assessment of the ratio of a licensee's deemed assets to deemed liabilities. If a licensee's deemed liabilities exceed its deemed assets, a security deposit is required. Changes of the ratio of the Company's deemed assets to deemed liabilities or changes to the requirements of liability management programs may result in significant increases to the security that must be posted. In addition, the liability management system may prevent or interfere with the Company's ability to acquire or dispose of assets in the future as both the vendor and the purchaser of oil and gas assets must be in compliance with the liability management programs

(both before and after the transfer of the assets) for the applicable regulatory agency to allow for the transfer of such assets. See "Industry Conditions - Liability Management Rating Programs".
Climate Change
The exploration and production facilities and other operations and activities related to the Assets emit greenhouse gases which may require the Company to comply with greenhouse gas ("GHG") emissions legislation at the provincial or federal level. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the United Nations Framework Convention on Climate Change (the "UNFCCC") and a participant to the Copenhagen Agreement (a non-binding agreement created by the UNFCCC), the Government of Canada announced on January 29, 2010 that it will seek a 17% reduction in GHG emissions from 2005 levels by 2020; however, these GHG emission reduction targets are not binding. Some of the significant facilities located on the Assets may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. As a result of the UNFCCC adopting the Paris Agreement on December 12, 2015, which Canada ratified on October 3, 2016, the Government of Canada recommended a Canada wide price on carbon to further reduce its GHG emission reduction targets. The direct or indirect costs of compliance with these regulations may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, concerns about climate change have resulted in a number of environmental activists and members of the public opposing the continued exploitation and development of fossil fuels. Given the evolving nature of the debate related to climate change and the control of GHG and resulting requirements, it is not possible to predict the impact on the Company and its operations and financial condition. See "Industry Conditions - Climate Change Regulation".
Hedging
From time to time, the Company may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Company engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Company's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

•	production falls short of the hedged volumes or prices fall significantly lower than projected;

•	there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

•	the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

•	a sudden unexpected event materially impacts oil and natural gas prices.

Availability of Drilling Equipment and Access
Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities.
Title to Assets
Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise. The actual interest of the Company in properties may accordingly vary from the Company's records. If a title defect does exist, it is possible that the Company may lose all or a portion of the properties to which the title defect relates, which may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. There may be valid challenges to title or legislative changes, which affect the Company's title to the oil and natural gas properties the Company controls that could impair the Company's activities on them and result in a reduction of the revenue received by the Company.

Reserve Estimates
There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in this Report are estimates only. Generally, estimates of economically recoverable oil and natural gas reserves and the future net cash flows from such estimated reserves are based upon a number of variable factors and assumptions, such as:

•	historical production from the properties;

•	production rates;

•	ultimate reserve recovery;

•	timing and amount of capital expenditures;

•	marketability of oil and natural gas;

•	royalty rates; and

•	the assumed effects of regulation by governmental agencies and future operating costs (all of which may vary materially from actual results).

For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves from the Assets will vary from estimates and such variations could be material.
The estimation of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves. Such variations could be material.
In accordance with applicable securities laws, DMCL has used forecast prices and costs in estimating the reserves and future net cash flows set forth in the DMCL Report. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.
Actual production and cash flows derived from the Company's oil and natural gas reserves will vary from the estimates contained in the reserve evaluations, and such variations could be material. The reserve evaluations are based in part on the assumed success of activities the Company intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom and contained in the reserve evaluations will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluations. The reserve evaluations are effective as of a specific effective date and, except as may be specifically stated, has not been updated and therefore does not reflect changes in the Company's reserves or the reserves attributable to the Assets since that date.
Aboriginal Claims
Aboriginal peoples have claimed aboriginal title and rights in portions of western Canada. If a claim arises on the Assets and is successful, such claim may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Income Taxes
Income tax laws relating to the oil and natural gas industry, such as the treatment of resource taxation or dividends, may in the future be changed or interpreted in a manner that adversely affects the Company. Furthermore, tax authorities having jurisdiction over the Company may disagree with how the Company calculates its income for tax purposes or could change administrative practices to the Company's detriment.

Seasonality
The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. In addition, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding decreases in the demand for the goods and services of the Company.
Industry Conditions
Companies operating in the oil and natural gas industry in western Canada are subject to extensive regulation and control of operations (including land tenure, exploration, development, production, refining and upgrading, transportation, and marketing) as a result of legislation enacted by various levels of government with respect to the pricing and taxation of oil and natural gas through agreements among the governments of Canada and Alberta each of which should be carefully considered by investors in the oil and gas industry. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry in western Canada that may affect the Company and its exploration and development activities in respect of the Assets.

Pricing and Marketing
Oil
In Canada, the producers of oil are entitled to negotiate sales contracts directly with oil purchasers, which results in the market determining the price of oil. Worldwide supply and demand factors primarily determine oil prices; however, prices are also influenced by regional market and transportation issues. The specific price depends in part on oil quality, prices of competing fuels, distance to market, availability of transportation, value of refined products, the supply/demand balance and contractual terms of sale. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB. The NEB is currently undergoing a consultation process to update the regulations governing the issuance of export licenses. The updating process is necessary to meet the criteria set out in the federal Jobs, Growth and Long-term Prosperity Act (Canada) (the "Prosperity Act") which received Royal Assent on June 29, 2012. In this transitory period, the NEB has issued, and is currently following an "Interim Memorandum of Guidance concerning Oil and Gas Export Applications and Gas Import Applications" under Part VI of the National Energy Board Act (Canada).
Natural Gas
Canada's natural gas market has been deregulated since 1985. Supply and demand determine the price of natural gas and price is calculated at the sale point, being the wellhead, the outlet of a gas processing plant, on a gas transmission system, at a storage facility, at the inlet to a utility system or at the point of receipt by the consumer. Accordingly, the price for natural gas is dependent upon such producer's own arrangements (whether long or short term contracts and the specific point of sale). As natural gas is also traded on trading platforms such as the Natural Gas Exchange, Intercontinental Exchange or the New York Mercantile Exchange in the United States, spot and future prices can also be influenced by supply and demand fundamentals on these platforms. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas (other than propane, butane and ethane) exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 40 years) or for a larger quantity requires an exporter to obtain an export license from the NEB.

The North American Free Trade Agreement
The North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico came into force on January 1, 1994. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of goods of the party maintaining the restriction as compared to the proportion prevailing in the most recent 36 month period; (ii) impose an export price higher than the domestic price (subject to an exception with respect to certain measures which only restrict the volume of exports); and (iii) disrupt normal channels of supply.
All three signatory countries are prohibited from imposing a minimum or maximum export price requirement in any circumstance where any other form of quantitative restriction is prohibited. The signatory countries are also prohibited from imposing a minimum or maximum import price requirement except as permitted in enforcement of countervailing and anti-dumping orders and undertakings. NAFTA requires energy regulators to ensure the orderly and equitable implementation of any regulatory changes and to ensure that the application of those changes will cause minimal disruption to contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, all of which are important for Canadian oil and natural gas exports. NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes.
Royalties and Incentives
General
In addition to federal regulation, each province has legislation and regulations that govern royalties, production rates and other matters. The royalty regime in a given province is a significant factor in the profitability of oil sands projects, crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty like interests are carved out of the working interest owner's interest, from time to time, through non public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.
Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.
The federal government has signaled it will, inter alia, phase out subsidies for the oil and gas industry, which include only allowing the use of the Canadian Exploration Expenses tax deduction in cases of successful exploration, implementing more stringent reviews for pipelines, and establishing a pan-Canadian framework for combating climate change. These changes could affect earnings of companies operating in the oil and natural gas industry.
Alberta
On January 29, 2016, the Government of Alberta released and accepted the Royalty Review Advisory Panel's recommendations, which outlined the implementation of a "Modernized Royalty Framework" for Alberta (the "MRF"). The MRF will take effect on January 1, 2017. Wells drilled prior to January 1, 2017 will continue to be governed by the current "Alberta Royalty Framework" for a period of 10 years until January 1, 2027. The MRF is structured in three phases: (i) Pre-Payout, (ii) Mid-Life, and (iii) Mature. During the Pre-Payout phase, a fixed 5% royalty will apply until the well reaches payout. Well payout occurs when the cumulative revenue from a well is equal to the Drilling and

Completion Cost Allowance (determined by a formula that approximates drilling and completion costs for wells based on total depth, length, and proppant placed). The new royalty rate will be payable on gross revenue generated from all production streams (oil, gas, and natural gas liquids), eliminating the need to label a well as "oil" or "gas". Post-payout, the Mid-Life phase will apply a higher royalty rate than the Pre-Payout phase which depending on the commodity price of the substance the well is producing could range from 5% - 40%. The metrics for calculating the Mid-Life phase royalty are based on commodity prices and is intended, on average, to yield the same internal rate of return as under the current Alberta Royalty Framework. In the Mature phase, once a well reaches the tail end of its cycle and production falls below a Maturity Threshold, currently estimated to be 20 bbl/d for oil and 200 mcf/d for gas, the royalty rate will move to a sliding scale (based on volume and price) with a minimum royalty rate of 5%. The downward adjustment of the royalty rate in the Mature phase is intended to account for the higher per-unit fixed cost involved in operating an older well.
On July 11, 2016, the Government of Alberta released details of the Enhanced Hydrocarbon Recovery Program and the Emerging Resources Program. These programs are a part of the MRF and account for the higher costs associated with enhanced recovery methods and with developing emerging resources, respectively, in an effort to make difficult investments economically viable and to increase royalties. Each program contains certain eligibility criteria that must be satisfied in order for a proposed project to fall under the respective program. Oil and gas producers can apply to opt-in to the new MRF for new wells spud before January 1, 2017 if they otherwise would not have been drilled and they meet eligibility requirements that have not yet been determined.
Oil sands projects are also subject to Alberta's royalty regime. The MRF does not change the oil sands royalty framework, however, the method and figures by which the royalties are calculated will be released to the public. Prior to payout of an oil sands project, the royalty is payable on gross revenues of an oil sands project. Gross revenue royalty rates range between 1% - 9% depending on the market price of oil, determined using the average monthly price, expressed in Canadian dollars, for WTI crude oil at Cushing, Oklahoma. Rates are 1% when the market price of oil is less than or equal to $55 per barrel and increase for every dollar of market price of oil increase to a maximum of 9% when oil is priced at $120 or higher. After payout, the royalty payable is the greater of the gross revenue royalty based on the gross revenue royalty rate of 1% - 9% and the net revenue royalty based on the net revenue royalty rate. Net revenue royalty rates start at 25% and increase for every dollar of market price of oil increase above $55 up to 40% when oil is priced at $120 or higher.
Currently, producers of oil and natural gas from Crown lands in Alberta are required to pay annual rental payments, at a rate of $3.50 per hectare, and make monthly royalty payments in respect of oil and natural gas produced.
Royalties, for wells drilled prior to January 1, 2017 are paid pursuant to "The New Royalty Framework" (implemented by the Mines and Minerals (New Royalty Framework) Amendment Act, 2008) and the "Alberta Royalty Framework" until January 1, 2027. Royalty rates for conventional oil are set by a single sliding rate formula, which is applied monthly and incorporates separate variables to account for production rates and market prices. The maximum royalty payable under the royalty regime is 40%. Royalty rates for natural gas under the royalty regime are similarly determined using a single sliding rate formula with the maximum royalty payable under the royalty regime set at 36%.
Producers of oil and natural gas from freehold lands in Alberta are required to pay freehold mineral tax. The freehold mineral tax is a tax levied by the Government of Alberta on the value of oil and natural gas production from non-Crown lands and is derived from the Freehold Mineral Rights Tax Act (Alberta). The freehold mineral tax is levied on an annual basis on calendar year production using a tax formula that takes into consideration, among other things, the amount of production, the hours of production, the value of each unit of production, the tax rate and the percentages that the owners hold in the title. The basic formula for the assessment of freehold mineral tax is: revenue less allocable costs equals net revenue divided by wellhead production equals the value based upon unit of production. If payors do not wish to file individual unit values, a default price is supplied by the Crown. On average, the tax levied is 4% of revenues reported from fee simple mineral title properties.
The Government of Alberta has from time to time implemented drilling credits, incentives or transitional royalty programs to encourage oil and gas development and new drilling. For example, the Innovative Energy Technologies Program (the "IETP") has the stated objectives of increasing recovery from oil and gas deposits, finding technical solutions to the gas over bitumen issue, improving the recovery of bitumen by in-situ and mining techniques and improving the recovery of natural gas from coal seams. The IETP provides royalty adjustments to specific pilot and demonstration projects that utilize new or innovative technologies to increase recovery from existing reserves.
In addition, the Government of Alberta has implemented certain initiatives intended to accelerate technological development and facilitate the development of unconventional resources (the "Emerging Resource and Technologies Initiative"). These initiatives apply to wells drilled before January 1, 2017, for a 10 year period, until January 1, 2027. Specifically:

•	Coalbed methane wells will receive a maximum royalty rate of 5% for 36 producing months up to 750 MMcf of production, retroactive to wells that began producing on or after May 1, 2010;

•	Shale gas wells will receive a maximum royalty rate of 5% for 36 producing months with no limitation on production volume, retroactive to wells that began producing on or after May 1, 2010;

•	Horizontal gas wells will receive a maximum royalty rate of 5% for 18 producing months up to 500 MMcf of production, retroactive to wells that commenced drilling on or after May 1, 2010; and

•
Horizontal oil wells and horizontal non-project oil sands wells will receive a maximum royalty rate of 5% with volume and production month limits set according to the depth of the well (including the horizontal distance), retroactive to wells that commenced drilling on or after May 1, 2010.

Land Tenure
The respective provincial governments predominantly own the rights to crude oil and natural gas located in the western provinces. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses, and permits for varying terms, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Private ownership of oil and natural gas also exists in such provinces and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.
The province of Alberta has implemented legislation providing for the reversion to the Crown of mineral rights to deep, non-productive geological formations at the conclusion of the primary term of a lease or license.
Alberta also has a policy of "shallow rights reversion" which provides for the reversion to the Crown of mineral rights to shallow, non-productive geological formations for all leases and licenses issued after January 1, 2009 at the conclusion of the primary term of the lease or license.

Production and Operation Regulations
The oil and natural gas industry in Canada is highly regulated and subject to significant control by provincial regulators. Regulatory approval is required for, among other things, the drilling of oil and natural gas wells, construction and operation of facilities, the storage, injection and disposal of substances and the abandonment and reclamation of well-sites. In order to conduct oil and gas operations and remain in good standing with the applicable provincial regulator, the Company must comply with applicable legislation, regulations, orders, directives and other directions (all of which are subject to governmental oversight, review and revision, from time to time). Compliance with such legislation, regulations, orders, directives or other directions can be costly and a breach of the same may result in fines or other sanctions.

Environmental Regulation
The oil and natural gas industry is currently subject to regulation pursuant to a variety of provincial and federal environmental legislation, all of which is subject to governmental review and revision from time to time. Such legislation provides for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with certain oil and gas industry operations, such as sulphur dioxide and nitrous oxide. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability and the imposition of material fines and penalties.
Federal
Pursuant to the Prosperity Act, the Government of Canada amended or repealed several pieces of federal environmental legislation and in addition, created a new federal environment assessment regime that came in to force on July 6, 2012. The changes to the environmental legislation under the Prosperity Act are intended to provide for more efficient and timely environmental assessments of projects that previously had been subject to overlapping legislative jurisdiction.
On June 20, 2016, the Federal Government launched a review of current environmental and regulatory processes with a focus on rebuilding trust in the environmental assessment processes, modernizing the NEB, and introducing modernized safeguards to both the Fisheries Act and the Navigation Protection Act. Two expert review panels will deliver their recommendations by January 31, 2017; until such time, the Federal Government's interim principles released January 27, 2016 will continue to guide decision-making authorities for projects currently undergoing environmental assessment processes. The Federal Government has not provided any indication on what changes - if any - will be implemented or when, but increased delays and uncertainty surrounding the environmental assessment process should be expected for large projects.
Alberta
The Alberta Energy Regulator (the "AER") is the single regulator responsible for all energy development in Alberta. The AER ensures the safe, efficient, orderly, and environmentally responsible development of hydrocarbon resources including allocating and conserving water resources, managing public lands, and protecting the environment. The AER's responsibilities exclude the functions of the Alberta Utilities Commission and the Surface Rights Board, as well as Alberta Energy's responsibility for mineral tenure. The objective behind a single regulator is an enhanced regulatory regime that is efficient, attractive to business and investors, and effective in supporting public safety, environmental management and resource conservation while respecting the rights of landowners.
The Government of Alberta relies on regional planning to accomplish its responsible resource development goals. The following frameworks, plans and policies form the basis of Alberta's Integrated Resource Management System ("IRMS"). The IRMS method to natural resource management sets out to engage and consult with stakeholders and the public. While the AER is the primary regulator for energy development, several governmental departments and agencies may be involved in land use issues, including Alberta Environment and Parks, Alberta Energy, the AER, the Alberta Environmental Monitoring, Evaluation and Reporting Agency, the Policy Management Office, the Aboriginal Consultation Office, and the Land Use Secretariat.
In December 2008, the Government of Alberta released a new land use policy for surface land in Alberta, the Alberta Land Use Framework (the "ALUF"). The ALUF sets out an approach to manage public and private land use and natural resource development in a manner that is consistent with the long-term economic, environmental and social goals of the province. It calls for the development of seven region-specific land use plans in order to manage the combined impacts of existing and future land use within a specific region and the incorporation of a cumulative effects management approach into such plans.
Proclaimed in force in Alberta on October 1, 2009, the Alberta Land Stewardship Act (the "ALSA") provides the legislative authority for the Government of Alberta to implement the policies contained in the ALUF. Regional plans established under the ALSA are deemed to be legislative instruments equivalent to regulations and will be binding on the Government of Alberta and provincial regulators, including those governing the oil and gas industry. In the event of a conflict or inconsistency between a regional plan and another regulation, regulatory instrument or statutory consent, the regional plan will prevail. Further, the ALSA requires local governments, provincial departments, agencies and administrative bodies or tribunals to review their regulatory instruments and make any appropriate changes to ensure that they comply with an adopted regional plan. The ALSA also contemplates the amendment or extinguishment of previously issued statutory consents such as regulatory permits, licenses, registrations, approvals and authorizations for the purpose of achieving or maintaining an objective or policy resulting from the implementation of a regional plan. Among the measures to support the goals of the regional plans contained in the ALSA are conservation easements, which can be granted for the protection, conservation and enhancement of land; and conservation directives, which are explicit declarations contained in a regional plan to set aside specified lands in order to protect, conserve, manage and enhance the environment.
On August 22, 2012, the Government of Alberta approved the Lower Athabasca Regional Plan ("LARP") which came into force on September 1, 2012. The LARP is the first of seven regional plans developed under the ALUF. LARP covers a region in the northeastern corner of Alberta that is approximately 93,212 square kilometres in size. The region includes a substantial portion of the Athabasca oil sands area, which contains approximately 82% of the province's oil sands resources and much of the Cold Lake oil sands area.
LARP establishes six new conservation areas and nine new provincial recreation areas. In conservation and provincial recreation areas, conventional oil and gas companies with pre-existing tenure may continue to operate. Any new petroleum and gas tenure issued in conservation and provincial recreation areas will include a restriction that prohibits surface access. In contrast, oil sands companies' tenure has been (or will be) cancelled in conservation areas and no new oil sands tenure will be issued. While new oil sands tenure will be issued in provincial recreation areas, new and existing oil sands tenure will prohibit surface access.
In July 2014, the Government of Alberta approved the South Saskatchewan Regional Plan ("SSRP") which came into force on September 1, 2014. The SSRP is the second regional plan developed under the ALUF. The SSRP covers approximately 83,764 square kilometres and includes 44% of the provincial population.
The SSRP creates four new and four expanded conservation areas, and two new and six expanded provincial parks and recreational areas. Similar to LARP, the SSRP will honour existing petroleum and natural gas tenure in conservation and provincial recreational areas. However, any new petroleum and natural gas tenures sold in conservation areas, provincial parks, and recreational areas will prohibit surface access. However, oil and gas companies must minimize impacts of activities on the natural landscape, historic resources, wildlife, fish and vegetation when exploring, developing and extracting the resources. Freehold mineral rights will not be subject to this restriction.
Liability Management Rating Programs
In Alberta, the AER implements the Licensee Liability Rating Program (the "AB LLR Program"). The AB LLR Program is a liability management program governing most conventional upstream oil and gas wells, facilities and pipelines. Alberta's Oil and Gas Conservation Act ("OGCA") establishes an orphan fund (the "Orphan Fund") to pay the costs to suspend, abandon, remediate and reclaim a well, facility or pipeline included in the AB LLR Program if a licensee or working interest participant ("WIP") becomes defunct. The Orphan Fund is funded by licensees in the AB LLR Program through a levy administered by the AER. The AB LLR Program is designed to minimize the risk to the Orphan Fund posed by unfunded liability of licensees and prevent the taxpayers of Alberta from incurring costs to suspend, abandon, remediate and reclaim wells, facilities or pipelines. The AB LLR Program requires a licensee whose deemed liabilities exceed its deemed assets to provide the AER with a security deposit. The ratio of deemed liabilities to deemed assets is assessed once each month and failure to post the required security deposit may result in the initiation of enforcement action by the AER.
Made effective in three phases, from May 1, 2013 to August 1, 2015, the AER implemented important changes to the AB LLR Program (the "Changes") that resulted in a significant increase in the number of oil and gas companies in Alberta that are required to post security. The Changes affect the deemed parameters and costs used in the formula that calculates the ratio of deemed liabilities to deemed assets under the AB LLR Program, increasing a licensee's deemed liabilities and rendering the industry average netback factor more sensitive to asset value fluctuations. The Changes stem from concern that the previous regime significantly underestimated the environmental liabilities of licensees.
On June 20, 2016, the AER issued Bulletin 2016-16, Licensee Eligibility-Alberta Energy Regulator Measures to Limit Environmental Impacts Pending Regulatory Changes to Address the Redwater Decision ("Bulletin 16") in an urgent response to a decision from the Alberta Court of Queen's Bench. In Redwater Energy Corporation (Re), 2016 ABQB 278 ("Redwater"), Chief Justice Wittman found that there was an operational conflict between the abandonment and reclamation provisions of the OGCA and the Bankruptcy and Insolvency Act ("BIA"). Such conflict effectively nullifies the AER's authority to enforce abandonment orders at the cost of a licensee when the licensee is insolvent, instead leaving abandonment costs to be borne by the Orphan Fund or the province because assets will first be used to satisfy secured creditors under the BIA. Bulletin 16 provides interim rules to govern while the case is appealed and while the Government of Alberta can develop appropriate regulatory measures to adequately address environmental liabilities. Three changes were implemented to minimize the risk to Albertans:

1.
The AER will consider and process all applications for licence eligibility under Directive 067: as nonroutine and may exercise its discretion to refuse an application or impose terms and conditions on a licence eligibility approval if appropriate in the circumstances.

2.
For holders of existing but previously unused licence eligibility approvals, prior to approval of any application (including licence transfer applications), the AER may require evidence that there have been no material changes since approving the licence eligibility. This may include evidence that the holder continues to maintain adequate insurance and that the directors, officers, and/or shareholders are substantially the same as when licence eligibility was originally granted.

3.
As a condition of transferring existing AER licences, approvals, and permits, the AER will require all transferees to demonstrate that they have a liability management ratio ("LMR") of 2.0 or higher immediately following the transfer.

In order to clarify and revise the interim rules in Bulletin 16, the AER issued Bulletin 2016-21 ("Bulletin 21") on July 8, 2016 and reaffirmed its position that an LMR of 1.0 is not sufficient to ensure that licensees will be able to address their obligations throughout the life cycle of energy development, and an LMR of 2.0 remains the requirement for transferees. However, Bulletin 21 did provide the AER with additional flexibility to permit licensees to acquire additional AER-licensed assets if:

1.	The licensee already has an LMR of 2.0 or higher;

2.	The acquisition will improve the licensee's LMR to 2.0 or higher; or

3.	The licensee is able to satisfy its obligations, notwithstanding an LMR below 2.0, by other means.

The AER provided no indication of what other means would be considered, and it is likely the interim measures will cause delays in completing transactions and may also reduce the pool of possible purchasers.
The AER implemented the inactive well compliance program (the "IWCP") to address the growing inventory of inactive wells in Alberta and to increase the AER's surveillance and compliance efforts under Directive 013: Suspension Requirements for Wells ("Directive 013"). The IWCP applies to all inactive wells that are noncompliant with Directive 013 as of April 1, 2015. The objective is to bring all inactive noncompliant wells under the IWCP into compliance with the requirements of Directive 013 within 5 years. As of April 1, 2015, each licensee is required to bring 20% of its inactive wells into compliance every year, either by reactivating or suspending the wells in accordance with Directive 013 or by abandoning them in accordance with Directive 020: Well Abandonment. The list of current wells subject to the IWCP is available on the AER's Digital Data Submission system.

Climate Change Regulation
Federal
Climate change regulation at both the federal and provincial level has the potential to significantly affect the regulatory environment of the oil and natural gas industry in Canada. Such regulations, surveyed below, impose certain costs and risks on the industry.
The Government of Canada is a signatory to the UNFCCC and a participant to the Copenhagen Accord (a non-binding agreement created by the UNFCCC which represents a broad political consensus and reinforces commitments to reducing GHG emissions). On January 29, 2010, Canada inscribed in the Copenhagen Accord its 2020 economy-wide target of a 17% reduction of GHG emissions from 2005 levels. This target is aligned with the United States target. In a report dated October 2013, the federal government stated that this target represents a significant challenge in light of strong economic growth (Canada's economy is projected to be approximately 31% larger in 2020 compared to 2005 levels).
On April 26, 2007, the Government of Canada released "Turning the Corner: An Action Plan to Reduce Greenhouse Gases and Air Pollution" (the "Action Plan") which set forth a plan for regulations to address both GHGs and air pollution. An update to the Action Plan, "Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions" was released on March 10, 2008 (the "Updated Action Plan"). The Updated Action Plan outlines emissions intensity-based targets, for application to regulated sectors on a facility-specific basis, sector-wide basis or company-by-company basis. Although the intention was for draft regulations aimed at implementing the Updated Action Plan to become binding on January 1, 2010, the only regulations being implemented are in the transportation and electricity sectors. The federal government indicates that it is taking a sector-by-sector regulatory approach to reducing GHG emissions and is working on regulations for other sectors. Representatives of the Government of Canada have indicated that the proposals contained in the Updated Action Plan will be modified to ensure consistency with the direction ultimately taken by the United States with respect to GHG emissions regulation. In June 2012, the second US-Canada Clean Energy Dialogue Action Plan was released. The plan renewed efforts to enhance bilateral collaboration on the development of clean energy technologies to reduce GHG emissions.
On December 12, 2015, the UNFCCC adopted the Paris Agreement, to which Canada is a participant. The Paris Agreement mandates that all countries must work together to limit global temperature rise resulting from GHG emissions to a goal of less than 2° Celsius and to pursue efforts to limit below 1.5° Celsius, through implementing successive nationally determined contributions. Technical details remain unreleased, but the Government of Canada announced its plan to apply a carbon price across Canada beginning in 2018. This would be implemented through either a cap and trade system or a carbon tax regime at the election of each province or territory. The federal government will impose a price on carbon of $10 per tonne on any province or territory which fails to implement its own system by 2018. The carbon price is expected to increase by $10 each year until it reaches $50 per tonne in 2022 at which time the program will be reviewed.
On June 29, 2016, the North American Climate, Clean Energy and Environment Partnership was announced among Canada, Mexico and the United States, which announcement included an action plan for achieving a competitive, low-carbon and sustainable North American economy. The plan includes setting targets for clean power generation, committing to implement the Paris Agreement, setting out specific commitments to address certain short-lived climate pollutants, and the promotion of clean and efficient transportation.
Alberta
As part of its efforts to reduce GHG emissions, Alberta introduced legislation to address GHG emissions: the Climate Change and Emissions Management Act (the "CCEMA") enacted on December 4, 2003 and amended through the Climate Change and Emissions Management Amendment Act, which received royal assent on November 4, 2008. The accompanying regulations include the Specified Gas Emitters Regulation ("SGER"), which imposes GHG limits, and the Specified Gas Reporting Regulation, which imposes GHG emissions reporting requirements. Alberta is the first jurisdiction in North America to impose regulations requiring large facilities in various sectors to reduce their GHG emissions. The SGER applies to facilities emitting more than 100,000 tonnes of GHGs in 2003 or any subsequent year ("Regulated Emitters"), and requires reductions in GHG emissions intensity (e.g. the quantity of GHG emissions per unit of production) from emissions intensity baselines established in accordance with the SGER.
On June 25, 2015, the Government of Alberta renewed the SGER for a period of two years with significant amendments while Alberta's newly formed Climate Advisory Panel conducted a comprehensive review of the province's climate change policy. In 2015, Regulated Emitters are required to reduce their emissions intensity by 2% from their baseline in the fourth year of commercial operation, 4% of their baseline in the fifth year, 6% of their baseline in the sixth year, 8% of their baseline in the seventh year, 10% of their baseline in the eighth year, and 12% of their baseline in the ninth or subsequent years. These reduction targets will increase, meaning that Regulated Emitters in their ninth or subsequent years of commercial operation must reduce their emissions intensity from their baseline by 15% in 2016 and 20% in 2017.
Regulated Emitters can meet their emissions intensity targets through a combination of the following: (1) producing its products with lower carbon inputs, (2) purchasing emissions offset credits from non-regulated emitters (generated through activities that result in emissions reductions in accordance with established protocols), (3) purchasing emissions performance credits from other Regulated Emitters that earned credits through the reduction of their emissions below the 100,000 tonne threshold, (4) cogeneration compliance adjustments, and (5) by contributing to the Climate Change and Emissions Management Fund (the "Fund"). Contributions to the Fund are made at a rate of $15 per tonne of GHG emissions, increasing to a rate of $20 per tonne of GHG emissions in 2016 and $30 per tonne of GHG emissions in 2017. Proceeds from the Fund are directed at testing and implementing new technologies for greening energy production.
On November 22, 2015, as a result of the Climate Advisory Panel's Climate Leadership report, the Government of Alberta announced its Climate Leadership Plan. On June 7, 2016, the Climate Leadership Implementation Act ("CLIA") passed its third reading; The CLIA enacted the Climate Leadership Act ("CLA") introducing a carbon tax on all emitters. An initial economy-wide levy of $20 per tonne will be implemented starting January 1, 2017, increasing to $30 per tonne in January of 2018. All fuel consumption-including gasoline and natural gas-will be subject to the levy, with certain exemptions, and directors of a corporation may be held jointly and severally liable with a corporation when the corporation fails to remit an owed carbon levy. Large industrial emitters will remain subject to the SGER framework until the end of 2017; upon the expiry of the SGER, the Government of Alberta intends to transition to a proposed Carbon Competitiveness Regulation ("CCR"), in which sector specific output-based carbon allocations will be used to ensure competitiveness. A 100 megatonne per year limit for GHG emissions was proposed for oil sands operations, which currently emit roughly 70 megatonnes per year. This cap exempts new upgrading and cogeneration facilities, which are allocated a separate 10 megatonne limit. Regulations accompanying the CLIA have not yet been released.
The passing of the CLIA is the first step towards executing the Climate Leadership Plan (other legislation is still pending). In addition to enacting the CLA, the CLIA also enacted the Energy Efficiency Alberta Act, which enables the creation of Energy Efficiency Alberta, a new Crown Corporation to support and promote energy efficiency programs and services for homes and businesses.
Alberta is also the first jurisdiction in North America to direct dedicated funding to implement carbon capture and storage technology across industrial sectors. Alberta has committed $1.24 billion over 15 years to fund two large-scale carbon capture and storage projects that will begin commercializing the technology on the scale needed to be successful. On December 2, 2010, the Government of Alberta passed the Carbon Capture and Storage Statutes Amendment Act, 2010. It deemed the pore space underlying all land in Alberta to be, and to have always been, the property of the Crown and provided for the assumption of long-term liability for carbon sequestration projects by the Crown, subject to the satisfaction of certain conditions.

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SCHEDULE B
PRO FORMA OPERATING STATEMENT OF TRANSGLOBE ENERGY CORPORATION
AFTER GIVING EFFECT THE ACQUISITION

PRO FORMA OPERATING STATEMENT (Unaudited - Expressed in thousands of U.S. Dollars)
	Nine Months Ended September 30, 2016
		Pro Forma Adjustments (Note 3)
	TransGlobe Energy Corporation	Assets (C$)	Foreign Exchange	Pro Forma Operating Results

REVENUE
Oil and gas sales	$97,859	$16,705	$(4,076)	$110,488
Other income	—	68	(17)	51
Royalties	(39,942)	(3,326)	812	(42,456)
	57,917	13,447	(3,281)	68,083

EXPENSES
Production and operating	(34,706)	(6,497)	1,586	(39,617)
OPERATING INCOME	$23,211	$6,950	$(1,695)	$28,466

See accompanying notes to the Pro Forma Operating Statement.

PRO FORMA OPERATING STATEMENT (Unaudited - Expressed in thousands of U.S. Dollars)
	For the Year Ended December 31, 2015
		Pro Forma Adjustments (Note 3)
	TransGlobe Energy Corporation	Assets (C$)	Foreign Exchange	Pro Forma Operating Results

REVENUE
Oil and gas sales	$187,665	$32,636	$(7,115)	$213,186
Other income	—	96	(21)	75
Royalties	(95,453)	(6,317)	1,377	(100,393)
	92,212	26,415	(5,759)	112,868

EXPENSES
Production and operating	(52,696)	(11,104)	2,421	(61,379)
OPERATING INCOME	$39,516	$15,311	$(3,338)	$51,489

See accompanying notes to the Pro Forma Operating Statement.

2

NOTES TO THE PRO FORMA OPERATING STATEMENT
For the nine months ended September 30, 2016 and year ended December 31, 2015
(Unaudited - Expressed in U.S. Dollars)
1. BASIS OF PREPARATION
On December 2, 2016, TransGlobe Energy Corporation (“TransGlobe” or the “Company”) entered into a purchase and sale agreement with a third party vendor (the “Vendor”) to acquire certain petroleum and natural gas properties in the Harmattan region (the “Assets”).

The unaudited pro forma operating statement has been prepared from information derived from the following:

•	The audited financial statements of TransGlobe for the year ended December 31, 2015;

•	The unaudited interim financial statements of TransGlobe for the three and nine months ended September 30, 2016;

•	The audited Vendor operating statement for the Assets for the year ended December 31, 2015;

•	The unaudited Vendor operating statement for the Assets for the three and nine months ended September 30, 2016.

The pro forma operating statement does not include any provision for depletion, depreciation and amortization, accretion of decommissioning obligations, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes as these amounts are based on the consolidated operations of TransGlobe.

This unaudited pro forma operating statement has been prepared in accordance with the accounting policies that are permitted by the International Financial Reporting Standards (“IFRS”) and the financial reporting framework specified in subsection 3.14 of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for acceptable accounting policies for pro forma financial statements. The unaudited pro forma operating statement gives effect to the transaction as if the transaction occurred on the first day of the applicable period. The unaudited pro forma operating statement may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

The operating statement is not in compliance with IFRS as certain notes and information have been omitted or condensed for the purpose of a pro forma operating statement. In the opinion of management, the unaudited pro forma operating statement includes all the necessary adjustments for the fair presentation of the ongoing entity.

Functional and presentation currency

In this pro forma operating statement, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are Canadian dollars. All values are rounded to the nearest thousand except when otherwise indicated.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company’s activities are concentrated in two different jurisdictions - the Arab Republic of Egypt (“Egypt”) and Canada. The sales processes in Egypt and Canada differ, resulting in separate revenue recognition processes.

Assets

Revenues from the sale of petroleum and natural gas are recorded when title to the products transfers to the purchasers based on volumes delivered and contracted delivery points and prices. Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas, condensate and natural gas liquids ("NGLs") (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:

•	The Vendor has transferred the significant risks and rewards of ownership of the goods to the buyer;

•	The Vendor retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Vendor; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Capital processing charges to other entities for use of facilities owned by the Vendor are recognized as revenue as they accrue in accordance with the terms of the service agreements and are presented as other income.

Egypt

Revenues associated with the sales of the Company's crude oil are recognized by reference to actual volumes produced and quoted market prices in active markets for identical assets, adjusted according to specific terms and conditions as applicable, when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to its customer. Crude oil produced and sold by the Company below or above its working interest share in the related resource properties results in production under-liftings or over-liftings. Under-liftings are recorded as inventory and over-liftings are recorded as deferred revenue or used to offset receivables.

Pursuant to the Production Sharing Concessions (“PSCs”) associated with the Company's operations, the Company and other non-governmental partners (if applicable) pay all operating and capital costs for exploration and development. Each PSC establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. For the Company's international operations, all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

3

Royalties

Assets

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Crown royalties for natural gas, condensate and other associated liquids are based on Alberta Government posted reference prices.

Egypt

For the Company’s international operations, all government interests, except for income taxes, are considered royalty payments. Government interests are determined in accordance with the respective PSCs.

Production and Operating Expenses

Production and operating expenses include amounts incurred on extracting the product to the surface, field storage, operating and maintaining wells and related equipment and facilities. Production and operating expenses relating to equipment, facilities and material furnished by the operator are recorded at cost. Operating expenses also include field labour, insurance, maintenance, repairs, property taxes, utilities, supplies and allocated overhead on certain wells in accordance with joint operating agreements.

3. PRO FORMA ADJUSTMENTS

The pro forma adjustments in respect to the Assets include revenues, royalties and production and operating costs from the Vendor operating statement. The Vendor’s functional and presentation currency amounts are expressed in Canadian dollars (C$). TransGlobe translated the pro forma operating statement for the nine months ended September 30, 2016 and year ended December 31, 2015 using the average foreign exchange rates for the respective periods per the Bank of Canada. The foreign exchange adjustments were the only adjustments made to the Assets financial information for the purpose of preparing the pro forma operating statement.

1

SCHEDULE C
OPERATING STATEMENT IN RESPECT OF THE ASSETS
INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of TransGlobe Energy Corporation

We have audited the accompanying operating statement containing gross revenues, royalty expenses, production costs and operating income of the Harmattan oil and natural gas properties (the "Harmattan Assets") for the year ended December 31, 2015, and a summary of significant accounting policies and other explanatory information (the operating statement).
Management's Responsibility for the Operating Statement

Management of TransGlobe Energy Corporation is responsible for the preparation of the operating statement of the Harmattan Assets in accordance with the financial reporting framework specified in specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for an operating statement of an acquired oil and gas property, and for such internal control as management determines is necessary to enable the preparation of an operating statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the operating statement based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the operating statement is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the operating statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the operating statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the operating statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, if any, made by management, as well as evaluating the overall presentation of the operating statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the operating statement of the Harmattan Assets for the year ended December 31, 2015 is prepared, in all material respects, in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for an operating statement of an acquired oil and gas property.

Other matter
The operating statements of the Harmattan Assets for the year ended December 31, 2014 and the three and nine months ended September 30, 2016, are unaudited.

/s/ Deloitte LLP

2

HARMATTAN REGION ASSETS OPERATING STATEMENT (Expressed in thousands of Canadian Dollars)
	Years ended		Three months ended		Nine months ended
	December 31		September 30		September 30
	2015 (audited)	2014 (unaudited)	2016 (unaudited)	2015 (unaudited)	2016 (unaudited)	2015 (unaudited)

REVENUE
Oil and gas sales	$32,636	$87,275	$6,279	$7,098	$16,705	$25,538
Other income	96	113	21	26	68	70
Royalties	(6,317)	(18,851)	(1,245)	(1,395)	(3,326)	(4,921)
	26,415	68,537	5,055	5,729	13,447	20,687

EXPENSES
Production and operating	(11,104)	(13,612)	(2,201)	(2,527)	(6,497)	(8,577)
OPERATING INCOME	$15,311	$54,925	$2,854	$3,202	$6,950	$12,110

See accompanying notes to the Operating Statement.

HARMATTAN REGION ASSETS

NOTES TO THE OPERATING STATEMENT

For the year ended December 31, 2015 with unaudited comparative figures for the year ended December 31, 2014 and for the three and nine months ended September, 2016 and 2015

(Expressed in Canadian Dollars)

1. BASIS OF PREPARATION
The operating statement reflects the petroleum and natural gas sales, royalties, production and operating costs and operating income relating to the operations of the Harmattan oil and natural gas properties (the "Harmattan Assets") for the years ended December 31, 2015 and 2014 and for the three and nine months ended September 30, 2016 and 2015. The operating statement has been prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for an operating statement of an oil and gas property. The line items in the operating statement have been prepared in all material respects in accordance with International Financial Reporting Standards. The operating statement has been prepared from the records of the vendor of the Harmattan Assets. (the "Company") of the Harmattan Assets, and includes the following line items: petroleum and natural gas sales, royalties, production and operating costs and operating income. Production and operating costs include costs associated with applicable processing and transportation agreements. The operating statement does not include any provision for depletion, depreciation and amortization, accretion of decommissioning obligations, future capital costs, impairment of properties, foreign exchange gain (loss), administrative costs and income taxes for the Harmattan Assets, as these amounts are based on the consolidated operations of the Company of which the Harmattan Assets form only a part.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenues from the sale of petroleum and natural gas are recorded when title to the products transfers to the purchasers based on volumes delivered and contracted delivery points and prices. Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas, condensate and natural gas liquids ("NGLs") (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:

•	The Company has transferred the significant risks and rewards of ownership of the goods to the buyer;

•	The Company retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Capital processing charges to other entities for use of facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service agreements and are presented as other income.

Royalties

3

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Crown royalties for natural gas, condensate and other associated liquids are based on Alberta Government posted reference prices.

Production and Operating Expenses

Production and operating expenses include amounts incurred on extracting the product to the surface, field storage, operating and maintaining wells and related equipment and facilities. Production and operating expenses relating to equipment, facilities and material furnished by the operator are recorded at cost. Operating expenses also include field labour, insurance, maintenance, repairs, property taxes, utilities, supplies and allocated overhead on certain wells in accordance with joint operating agreements.

Jointly Controlled Assets and Operations

The operating statement reflects only the Company’s proportionate share of the revenues and expenses of jointly controlled assets included within the Harmattan Assets.